UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-217658

333-206236

333-181304

333-73854

333-02025

033-51617

033-40087

PHI Group, Inc.

(Exact name of registrant as specified in its charter)

2001 SE Evangeline Thruway

Lafayette, Louisiana 70508

(337) 235-2452

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Non-Voting Common Stock, par value $0.10 per share

Voting Common Stock, par value $0.10 per share

Non-Voting Common Stock, $0.08 1/3 par value per share

Voting Common Stock, $0.08 1/3 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Non-Voting Common Stock, par value $0.10 per share: 0

Voting Common Stock, par value $0.10 per share: 0

Non-Voting Common Stock, $0.08 1/3 par value per share: 0

Voting Common Stock, $0.08 1/3 par value per share: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, PHI Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 5, 2019	PHI GROUP, INC.

	By:	/s/ Trudy P. McConnaughhay
	Name:	Trudy P. McConnaughhay
	Title:	Chief Financial Officer and Secretary